SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KEPCO-group Asset Revaluation Plan to Prepare for IFRS Compliance

Korea Electric Power Corporation (“KEPCO”) and its wholly-owned six generation subsidiaries (“GENCOs”) decided to revalue most of their tangible assets as specified below for purposes of preparing their financial statements as they are required to do so in order to be in compliance with the International Finance Reporting Standards (“IFRS”), which KEPCO and the subsidiaries will adopt from fiscal year 2011. The information stated in the table below may change in the process of asset revaluation. The result of the asset revaluation is expected to be announced in the first quarter of 2010 after approval of Board of Directors’ meeting. The asset value as of January 1, 2010 will serve as the base of conducting the revaluation, and the results of revaluation are to be reflected in the financial accounting on and from January 1, 2011.

Table 1: Assets to be Revalued (As of July 31, 2009, the figures are to be changed and finalized after revaluation)

					(Unit: In billions of Won)
Items	KEPCO (Parent)		Six GENCOs		Total
	No. Items	Book Value	No. Items	Book Value	No. Items	Book Value
Land	1,510	3,034	3,618	1,874	5,128	4,908
Buildings	986	1,524	2,023	4,048	3,009	5,572
Structures	1,843,133	23,590	5,393	4,569	1,848,526	28,159
Machinery	395,106	5,181	43,424	12,155	438,530	17,336
Total	2,240,735	33,329	54,458	22,646	2,295,193	55,975

*	Some assets of Korea Plant Service & Engineering Co., Ltd. (KPS) could be revaluated and added in the table.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Jang-pyo
Name:	Lee, Jang-pyo
Title:	Treasurer

Date: September 24, 2009